ALBRIGHT & BLUM, P. C.
                                ATTORNEYS AT LAW

                       17337 Ventura Boulevard, Suite 208
                            Encino, California 91316
                     Ph. (818) 789-0779 o Fax (818) 235-0134
                              www.albrightblum.com


                                 April 30, 2008



SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Tracey McKoy, Staff Accountant


Re:      Electronic Game Card, Inc., (the "Company")
         Form 8-K/A - Item 4.02 ("Amendment")
         Date of Original Filing of Form 8-K: April 15, 2008 ("Form 8-K") SEC File No.: 0-25853


Dear Ms. McKoy:

The Company is in receipt of the Commission's April 16, 2008 comment letter addressed to Mr. Lee Cole regarding the Company's Form 8-K. Please consider this letter to be the Company's formal response to that comment letter. As required, we are enclosing copies of the Amendment. Given the limited content of the Form 8-K and the Amendment, we have not prepared, and therefore are not submitting, any redlined copies of the Amendment.

We will be responding to comments in the order presented and with the same item numbers.

FORM 8-K
ITEM 4.02

         1. The text of the Amendment has been revised to address the Staff's concerns regarding contact between the Company's authorized officer and the Company's independent accountants. The revisions should cause the Amendment to comply with the Staff's comments.

         2. The text of the Amendment has been revised to address the Staff's concerns regarding contact between the Company's authorized officer and the Company's independent accountants. The revisions should cause the Amendment to comply with the Staff's comments.

ALBRIGHT & BLUM, P.C.

SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance

Page 2


CLOSING COMMENTS

There have not been any material developments since the filing of the Form 8-K and/or the Amendment to same. Further, as indicated below, please note the "Tandy" language from the Company and the Company's countersignature to this letter acknowledging same.

                                    Sincerely,

                                    /s/ L. Stephen Albright
                                    ---------------------------
                                    L. STEPHEN ALBRIGHT


         The undersigned Linden Boyne certifies the following:

         1.       That he is both an officer and director of the Company;

         2. That the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures made it its filings;

         3. The Company acknowledges that the staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to the filing; and,

         4. The Company acknowledges that it may not assert Staff Comments as a defense in any proceeding initialed by the Commission or any person under the federal securities laws of the United States.


                                    /s/ Linden J. Boyne
Dated:   April 30, 2008             ----------------------------------------
                                    LINDEN J. BOYNE, Secretary & Director of
                                    ELECTRONIC GAME CARD, INC.


enclosure

c:  Lee Cole, Electronic Game Card, Inc.